EXHIBIT 99(a)(8)

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                   FOR RELEASE:  JULY 31, 1997

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Delchamps



                              FOR MORE INFORMATION:
                              Timothy  E.  Kullman-Sr. VP Chief
                              Fin. Officer
                              Treasurer and Secretary
                              DELCHAMPS, INC. - Mobile, AL
                              (334) 433-0431 ext. 217
                              (334) 438-4586 FAX

   DELCHAMPS REPORTS FOURTH QUARTER AND YEAR END RESULTS;
            DECLARES REGULAR QUARTERLY DIVIDEND




MOBILE, AL, July 31, 1997 - Delchamps, Inc.  (NASDAQ  -  NMS  -
DLCH) reported today net earnings of $4,854,000 for the thirteen-week period ended June 28, 1997, compared to net earnings of $2,653,000 for last year's corresponding thirteen-week period. The Company's earnings per share were $.68 for the current quarter compared to earnings per share of $.37 for last year's corresponding quarter.

Sales for the thirteen-week period ended June 28, 1997 were $266,893,000, a decrease of 6.2% from last year's sales of $284,662,000. Same store sales decreased 7.2%.

For the 52-week fiscal year ended June 28, 1997, net earnings were $7,954,000 or $1.12 per share. The fiscal year results include a $4,300,000 pretax loss from the settlement of a lawsuit and a $2,080,000 pretax gain from the sale of real property. Excluding the effects of the settlement and sale of real property, net earnings for the fiscal year were approximately $9,319,000 or $1.31 per share. Net earnings for last year's corresponding 52-week fiscal year were $3,852,000 or $.54 per share.

Sales of the 52-week fiscal year ended June 28, 1997 were $1,102,947,000, a decrease of 2.1% from last year's sales of $1,126,629,000. Same store sales decreased 3.5%.

David Morrow, Chairman of the Board and CEO, stated "Although sales were 2.1% less than the previous year, earnings per share more than doubled to $1.12 from last year's $.54. This significant improvement can only be attributed to the hard work and dedication of our more than 8,000 associates and the support of our fine customers."

The Board of Directors declared a regular quarterly dividend of $.11 per share, payable August 27, 1997 to shareholders of record on August 13, 1997.

During the quarter ended June 28, 1997, the Company remodeled two supermarkets. For the 52-week fiscal year ended June 28, 1997, the Company opened two supermarkets, remodeled five supermarkets, and closed one supermarket. As of June 28, 1997, the Company operated 118 supermarkets in Alabama, Florida, Mississippi, and Louisiana and ten liquor stores in Florida. The Company employs approximately 8,000 people.




                           DELCHAMPS, INC. AND SUBSIDIARY
     Condensed Statements of Earnings - (In thousands except per share amounts)


                                    Thirteen Weeks Ended                    Fifty-two Weeks Ended
                           --------------------------------------   ----------------------------------------
                                6/28/97              6/29/96             6/28/97               6/29/96
                           -------------------  -----------------   ------------------  --------------------
                            Amount    % Sales    Amount  % Sales     Amount    % Sales     Amount   % Sales
                           --------  ---------  -------  --------   ---------  --------  ---------  --------

Sales                   $  266,893     100.00   284,662   100.00    1,102,947   100.00   1,126,629   100.00

Cost of sales              194,490      72.87   216,626    76.10      830,879    75.33     863,760    76.67
                           --------  ---------  -------  --------   ---------  --------  ---------  --------
Gross profit                72,403      27.13    68,036    23.90      272,068    24.67     262,869    23.33

Selling, general and
  administrative expenses   63,691      23.87    62,306    21.89      254,281    23.06     249,750    22.17
                           --------  ---------  -------  --------   ---------  --------  ---------  --------

Operating income             8,712       3.26     5,730     2.01       17,787     1.61      13,119     1.16

Interest expense, net          999        .37     1,492      .52        4,982      .45       6,820      .61
                           --------  ---------  -------  --------   ---------  --------  ---------  --------

Earnings before income       7,713       2.89     4,238     1.49       12,805     1.16       6,299      .55
  tax

Income tax expense           2,859       1.07     1,585      .56        4,851      .44       2,447      .21
                           --------  ---------  -------  --------   ---------  --------  ---------  --------

Net earnings            $    4,854       1.82     2,653      .93        7,954      .72       3,852      .34
                           ========  =========  =======  ========   =========  ========  =========  ========


Net earnings per        $      .68                  .37                  1.12                 .54
common share               ========             =======             =========            =========

Weighted average number
  of common shares           7,121                7,112                 7,116               7,110
                           ========             =======             =========            =========

Dividends declared per
  common share          $      .11                  .11                  .44                  .44
                           ========             =======             =========            =========

